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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)

                         Industrial Distribution Group, Inc.
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                               (Name of Issuer)

                        COMMON STOCK, Par Value $0.01
      -------------------------------------------------------------------
                        (Title of Class of Securities)

                                  45061100
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                                (CUSIP Number)

                        Edmundson International, Inc.
     c/o Pamela B. Johnson, Esq., P.O. Box 5041, Thousand Oaks, CA 91359
                                (818) 597-3754
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               August 4, 1999
      -------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement:  / /

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CUSIP No. 45061100                  SCHEDULE 13D           OMB Number: 3235-0145

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Edmundson International, Inc.

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/
3.   SEC Use Only

4.   Source of Funds

     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     California

                         7.   Sole Voting Power

                              0
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              1,132,700
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              0
     With
                         10.  Shared Dispositive Power

                              1,132,700

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,132,700

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11

     13.2%

14.  Type of Reporting Person

     CO

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CUSIP No. 45061100                  SCHEDULE 13D           OMB Number: 3235-0145

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Consolidated Electrical Distributors, Inc.

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/
3.   SEC Use Only

4.   Source of Funds

      AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     Delaware

                         7.   Sole Voting Power

                              -0-
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              1,132,700
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              -0-
     With
                         10.  Shared Dispositive Power

                              1,132,700

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,132,700

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11

     13.2%

14.  Type of Reporting Person

     CO

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CUSIP No. 45061100                  SCHEDULE 13D           OMB Number: 3235-0145

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Portshire Corp.

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/
3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     Texas

                         7.   Sole Voting Power

                              -0-
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              60,000
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              -0-
     With
                         10.  Shared Dispositive Power

                              60,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     60,000

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11

     .7%

14.  Type of Reporting Person

     CO

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CUSIP No. 45061100                  SCHEDULE 13D           OMB Number: 3235-0145

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lincolnshire Associates, Ltd.

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/
3.   SEC Use Only

4.   Source of Funds

     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     Texas

                         7.   Sole Voting Power

                              -0-
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              60,000
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              -0-
     With
                         10.  Shared Dispositive Power

                              60,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     60,000

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11

     .7%

14.  Type of Reporting Person

     PN

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CUSIP No. 45061100                  SCHEDULE 13D           OMB Number: 3235-0145

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Employees' Retirement Plan of Consolidated Electrical Distributors, Inc.

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/
3.   SEC Use Only

4.   Source of Funds

     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     California

                         7.   Sole Voting Power

                              100,000
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              -0-
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              100,000
     With
                         10.  Shared Dispositive Power

                              -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     100,000

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11

     1.2%

14.  Type of Reporting Person

     EP
                                      6

CUSIP NO. 45061100                   13D                            Page 1 of 5

                                 Amendment No. 6
                                  INTRODUCTION

         Edmundson International, Inc., a California corporation ("EII"), hereby files this Amendment No. 6 (the "Amendment") to the Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 of the Statement pursuant to the Agreement With Respect To Schedule 13D attached to the Statement as Exhibit 7(1). Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

         Only those Items amended are reported herein.

         Item 3.  Source and Amount of Funds or Other Consideration.
         Item 3 is amended by adding the following paragraph:

         On December 14, 1998, EII purchased 500 shares of Common Stock on the open market at a purchase price of $7.00 per share; on December 16, 1998, EII purchased 16,500 shares of Common Stock on the open market at a purchase price of $6.96 per share; on December 17, 1998, EII purchased 7,000 shares of Common Stock on the open market at a purchase price of $6.94 per share; on December 21, 1998, EII purchased 4,800 shares of Common Stock on the open market at a purchase price of $6.85 per share; on December 22, 1998, EII purchased 3,200 share of Common Stock on the open market at a purchase price of $6.81 per share; on December 23, 1998, EII purchased 14,000 shares of Common Stock on the open market at a purchase price of $6.94 per share; on March 11, 1999, EII purchased 15,000 shares of Common Stock on the open market at a purchase price of $5.77 per share; on March 12, 1999, EII purchased 15,000 shares of Common Stock on the open market at a purchase price of $5.64 per share; on March 19, 1999, EII purchased 9,600 shares of Common Stock on the open market at a purchase price of $5.94 per share; on March 25, 1999, EII purchased 5,400 shares of Common Stock on the open


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CUSIP NO. 45061100                   13D                            Page 2 of 5

                                 Amendment No. 6

market at a purchase price of $5.81 per share; on August 4, 1999, EII purchased 62,000 shares of Common Stock on the open market at a purchase price of $4.79 per share; on August 11, 1999, EII purchased 8,000 shares of Common Stock on the open market at a purchase price of $4.75 per share; and on August 20, 1999, EII purchased 96,700 share of Common Stock on the open market at a purchase price of $4.62 per share. The total funds required to complete these purchases were $1,359,997 (inclusive of broker commissions). All funds were obtained from the working capital of EII. A table identifying each purchase is included in Item 5(c) of this Amendment.

         Item 5.  Interest in Securities of the Issuer.
         Item 5 is amended and restated as follows:

         (a) and (b). The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the Issuer's report on Form 10Q that it had 8,562,628 shares of Common Stock outstanding as of June 30, 1999) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table:


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CUSIP NO. 45061100                   13D                            Page 3 of 5

                                 Amendment No. 6

Reporting Person  No. of   Percentage   Power to Vote     Power to Dispose
                  Shares    of Class    Shared   Sole     Shared      Sole
                  Benef.
                  Owned

Edmundson Int.  1,132,700(1) 13.2%   1,132,700(1)          1,132,700(1)
CED             1,132,700(1) 13.2%   1,132,700(1)          1,132,700(1)
Lincolnshire       60,000     0.7%      60,000                60,000
Portshire Corp.    60,000(1)  0.7%      60,000(1)             60,000(1)
CED Pension Plan  100,000     1.2%               100,000                100,000

         The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2.

         (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:

---------------------------------------------------------------------------
     DATE           PURCHASER            NO. SHARES          TOTAL COST ($)
---------------------------------------------------------------------------
09/23/98       CED Pension Plan                500           3,279
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09/24/98       CED Pension Plan             24,500         160,720
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09/29/98       CED Pension Plan             16,400         103,108
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09/30/98       CED Pension Plan              8,600          53,635
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10/01/98       CED Pension Plan             10,500          65,474
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10/02/98       CED Pension Plan                600           3,786
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10/15/98       CED Pension Plan             38,900         236,364
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10/07/98       Lincolnshire                 60,000         309,900
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10/07/98       EII                         350,000       1,807,750
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10/22/98       EII                          35,000         212,100
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10/26/98       EII                          50,000         328,000
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(1) Reports indirect interest in the shares of Common Stock beneficially owned by Lincolnshire Associates.


                                       9
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CUSIP NO. 45061100                   13D                            Page 4 of 5

                                 Amendment No. 6

----------------------------------------------------------------------------
11/11/98       EII                         177,000       1,201,830
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11/12/98       EII                          50,000         342,625
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11/16/98       EII                          50,000         339,500
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11/19/98       EII                          33,400         225,387
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11/23/98       EII                           6,600          44,121
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11/25/98       EII                          10,000          66,850
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12/02/98       EII                          18,900         125,672
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12/03/98       EII                           1,100           7,285
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12/11/98       EII                          33,000         230,086
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12/14/98       EII                             500           3,499
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12/16/98       EII                          16,500         114,771
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12/17/98       EII                           7,000          48,545
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12/21/98       EII                           4,800          32,876
----------------------------------------------------------------------------
12/22/98       EII                           3,200          21,792
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12/23/98       EII                          14,000          97,090
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03/11/99       EII                          15,000          86,481
----------------------------------------------------------------------------
03/12/99       EII                          15,000          84,649
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03/19/99       EII                           9,600          56,976
----------------------------------------------------------------------------
03/25/99       EII                           5,400          32,374
----------------------------------------------------------------------------
08/04/99       EII                          62,000         296,968
----------------------------------------------------------------------------
08/11/99       EII                           8,000          37,980
----------------------------------------------------------------------------
08/20/99       EII                          96,700         446,996
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TOTAL                                    1,232,700       7,228,469
----------------------------------------------------------------------------

         To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and their equity owners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

         (e)      Not applicable.

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

CUSIP NO. 45061100                   13D                            Page 5 of 5

                                 Amendment No. 6


         Item 6.  Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

         The first paragraph of Item 6 is amended and restated to read as follows:

         EII beneficially owns 1,072,700 shares of Common Stock. Portshire Corp., the general partner of Lincolnshire, is a wholly owned subsidiary of EII. Lincolnshire beneficially owns 60,000 shares of Common Stock. Therefore, EII, through its ownership of Portshire Corp., indirectly owns an additional 60,000 shares of Common Stock, a total of 1,132,700 shares of Common Stock. EII is itself a wholly owned subsidiary of CED. Therefore, through its ownership of EII and indirect ownership of Portshire Corp., CED indirectly owns 1,132,700 shares of Common Stock. CED Pension Plan beneficially owns 100,000 shares of Common Stock.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated:  September 13, 1999

                                         Edmundson International, Inc.

                                         By: /s/ John Parish
                                            ------------------------------
                                         Its: Vice President
                                             -----------------------------



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